# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 29, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Marvel Entertainment, Inc.**

**File No. 001-13638 - CF#23575**

_____

Marvel Entertainment, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.4 to a Form 10-Q filed on May 8, 2009, as amended.

Based on representations by Marvel Entertainment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.4　　　　　　through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Mark P. Shuman
Branch Chief – Legal